EXHIBIT 12




             CATERPILLAR FINANCIAL SERVICES CORPORATION

               STATEMENT SETTING FORTH COMPUTATION OF
                  RATIO OF PROFIT TO FIXED CHARGES
                             (Unaudited)
                        (Dollars in Millions)


                                           Years ended December 31,

                                      1996      1995      1994

Net Income                         $  75.6   $  65.2   $  32.2

Add:
  Provision for income taxes          40.2      38.5      19.3

Deduct:
  Equity in profit of                (2.2)     (1.4)     (1.7)
partnerships

Profit before taxes                $ 113.6   $ 102.3   $  49.8

Fixed charges:
  Interest on borrowed funds       $ 315.4   $ 298.4   $ 212.1
  Rentals at computed interest*        2.5       1.8       1.3

Total fixed charges                $ 317.9   $ 300.2   $ 213.4

Profit before taxes plus fixed     $ 431.5   $ 402.5   $ 263.2
charges

Ratio of profit before taxes
plus                                  1.36      1.34      1.23
  fixed charges to fixed charges

*Those portions of rent expense that are representative of interest cost.